                                                        Exhibit 99.2


           CAUTIONARY STATEMENTS FOR PURPOSE OF THE "SAFE HARBOR"
     PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Company desires to take advantage of the new "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is filing this exhibit in order to do so. The following important factors, among others, could effect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements:

-The General Governmental Regulation of Gaming Operations -
The Company's approved and proposed gaming management operations will be subject to extensive gaming laws and regulations, many of which were recently adopted and have not been the subject of definitive interpretations and are still subject to proposed amendments and regulation. The political and regulatory environment in which the Company is and will be operating, with respect to gaming activities on both non-Indian and Indian land, is dynamic and rapidly changing. Adoption and/or changes in gaming laws and regulations could have a materially adverse effect on the Company. Interference with the execution of the steps defined by the gaming laws and regulations by interested third parties, although not included by the regulations, may significantly slow the approval process.

-Key Personnel - The Company's inability to retain key personnel may be critical to the Company's ability to achieve its objectives. Key personnel are particularly important in maintaining relationships with Indian Tribes. Loss of any such personnel could have a materially adverse effect on the Company.

-Competition - Increased competition, including the entry of new competitors, the introduction of new products by new and existing competitors, or price competition, could have a materially adverse effect on the Company. Additionally, because of the rapid rate at which the gaming industry has expanded and continues to expand, the gaming industry may be at risk of market saturation, both as to specific areas and generally. Overbuilding of gaming facilities at particular sites chosen by the Company may have a material adverse effect on the Company's ability to compete and on the Company's operations.

-Major Customers - The termination of contracts with major customers or renegotiation of these contracts at less cost-effective terms, could have a materially adverse effect on the Company.

-Product Development - Difficulties or delays in the development, approval, design, construction and operation of future Indian gaming products, could have a materially adverse effect on the Company. The Company's Indian gaming business is subject, in part, to regulatory procedures and administration enacted by and/or administered by the Department of the Interior, the Bureau of Indian Affairs, the National Indian Gaming Commission and in some cases the States. Accordingly, the Company's business may be adversely affected in the event the Company is unable to comply with such regulations and/or if any gaming operations and/or services to be offered by the Company can or may not be formally approved by such agencies. Moreover, the Company's proposed new gaming establishments will depend upon the issuance by the NIGC, BIA and/or DOI of approvals for management contracts, gaming ordinances and land definitions, the completion of which no assurances can be given.

-Adverse Actions - Adverse actions by customers, competitors and/or professionals engaged to serve the Company may cause project delays and excessive administrative costs not controllable by the Company.

-Administrative Expenditures - Higher service, administrative or general expenses occasioned by the need for additional legal, consulting, advertising, marketing, or administrative expenditures may decrease income to be recognized by the Company.